EXHIBIT 99.1

股份认购合同

Share Subscription Agreement

本股份认购合同（”本合同”）由以下双方于2023年8月9日（”签署日”）在中华人民共和国（为本合同之目的，不包括香港特别行政区、澳门特别行政区及台湾地区，”中国”）签署：

This Share Subscription Agreement (this “Agreement”) is entered into as of August 9, 2023 (the “Signing Date”) in People’s Republic of China (for the purpose of this Agreement, excluding Hong Kong, Macao and Taiwan, the “PRC”) by and between:

(1)	Blue Hat Interactive Entertainment Technology，一家依据开曼群岛法律有效成立并合法存续并且在美国纳斯达克上市的公司，公司代码为BHAT （”Blue Hat”或”公司”）；和

Blue Hat Interactive Entertainment Technology, a Cayman Islands exempted company and listed on the Nasdaq Capital Market (“NASDAQ”) in the United States, with the company ticker symbol “BHAT” and with the address of 7th Floor, Building C, No. 1010 Anling Road, Huli District, Xiamen, China 361009 (“Blue Hat” or the “Company”); and

(2)	Alpha Infinity Fintech Inc.，一家依据开曼法律设立并有效存续的合伙企业 （”Alpha”）;福建碧海逸阳科技有限公司，一家依据中国法律设立并有效存续的合伙企业 （”Blue Sea”, Alpha 和 Blue Sea 皆为 “认购人”）。

Alpha Infinity Fintech Inc., a company established and incorporated under the laws of the Cayman Islands (“Alpha”), and Fujian Blue Sea Resting Sun Science and Technology Limited, a company established and incorporated under the laws of China (“Blue Sea”, along with Alpha, the “Subscribers”).

公司和认购人单独称为”一方”，合称为”双方”。

Each of the Company and the Subscribers shall be hereinafter referred to as a “Party” respectively, and as the “Parties” collectively.

鉴于：

Whereas:

认购人拟按照本合同规定的条款、条件和价格向公司认购一定数量的普通股（限售期：6个月），且公司拟按照本合同规定的条款、条件和价格向认购人或其指定的关联方新发行该等数量的票面价值为0.01美元每股的普通股股（”认购股票”）。

The Subscribers intend to subscribe for and purchase certain Ordinary Shares (Lock-up Period: 6 months) of the Company and the Company intends to issue and sell to the Subscribers such amount of the Company’s Ordinary Shares par value US$0.01 per share of the Company (the “Purchased Shares”).

认购人高度认可公司的发展潜力和发展前景，希望作为战略投资者，参与公司的发展。

The Subscribers highly recognize the Company’s development potential and prospects and hopes to participate in the Company’s development as a strategic investor.

The Parties are executing and delivering this Agreement in reliance upon the exemption from securities registration afforded by the rules and regulations as promulgated by the U.S. Securities and Exchange Commission (the “SEC”) under Regulation S of the Securities Act of 1933 (“Regulation S”).

Separate from and antecedent to this Agreement, the Company has agreed to purchase (the “Diamonds Purchase”) from the Subscribers, and the Subscribers have agreed to sell to the Company, a number of diamonds (the “Diamonds” or the “Investment Amount”) valued in the aggregate at $31,079,929.67 (the “Total Asset Value”). The agreements between the Company and the Subscribers for the Diamonds Purchase are attached hereto as Exhibits D1 and D2. The valuation report for the Diamonds (the “Valuation Report”), evidencing their Total Asset Value and listing each individual diamond with its ownership by the Subscribers, valuation, and other features, is attached hereto as Exhibit E. The Diamonds held by each Subscriber are subject to custody agreements attached hereto as Exhibits F1 and F2.

双方经友好协商达成如下协议，以兹共同遵守：

The Parties have reached this Agreement after friendly negotiation, which shall be binding on the Parties equally:

1.	股份认购

1.	Share Subscription

1.1	Share Subscription

Subject to the terms and conditions of this Agreement and as mutually agreed by the Parties, part of the consideration of the Company for the Diamonds Purchase will be in the form of the Company issuing to the Subscribers 42,000,000 Company Ordinary Shares (the “Purchased Shares”), for a purchase price of $0.710 per share and a total aggregate consideration of $29,820,000 (the “Purchased Shares Value”). Apart from the Purchased Shares Value, the remainder of the consideration of the Company for the Diamonds Purchase (the difference between the Total Asset Value and the Purchased Shares Value, the “Cash Consideration”) will be in the form of the Company making a cash payment to the Subscribers. The Subscribers have, individually and collectively as a group, designated that the Purchased Shares are to be received on their behalf by certain persons (the “Designated Persons”) listed in Exhibit A attached hereto. The Cash Consideration shall be paid to the Subscribers proportionally based on each Subscriber’s ownership of the Total Asset Value as evidenced by the Valuation Report.

1.2	投资金额的支付

   Payment of Investment Amount

认购人或其指定的关联方应当将投资金额转入向公司指定的账户（”公司账户”）。

Each of the Subscribers or its designated affiliates, collectively, shall transfer the Investment Amount to certain accounts as designated by the Company (the “Company Account”).

2.	交割先决条件

2.	Closing Conditions

2.1	认购人完成本合同项下本次交易的义务，应以下列每一先决条件在交割之前获得满足或被认购人书面豁免为前提：

The obligations of the Subscribers pursuant to this Agreement are subject to the fulfillment and the satisfaction or written waiver by the Subscribers of each of the following conditions at the Closing:

(1)	截至本合同签署日并持续至交割日，公司根据本合同作出的陈述和保证在所有重大方面是真实、准确、完整和没有误导的；本合同规定的应由公司在交割日或之前履行的承诺和约定均已得到履行；

The representations and warranties made by the Company shall be true, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Company shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	公司已获得充分的内部授权，包括获得股东会、董事会或其他内部权力机构（视情况而定）的批准，以订立本合同并完成本次交易；

All internal approvals which are required to be obtained by the Company in connection with the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement shall have been obtained.

2.2	公司完成本合同项下本次交易的义务，应以下列每一先决条件在交割时或交割之前获得满足或被公司书面豁免为前提：

The obligations of the Company pursuant to this Agreement are subject to the fulfillment and the satisfaction or written waiver by the Company of each of the following conditions at the Closing:

(1)	截至本合同签署日并持续至交割日，认购人根据本合同作出的陈述和保证在所有重大方面是真实、准确、完整和没有误导的；本合同规定的应由认购人在交割日或之前履行的承诺和约定均已得到履行；

The representations and warranties made by the Subscribers shall be true, correct, complete and non-misleading in all material aspects as of the Signing Date through and including the Closing Date; the Subscribers shall have performed and complied with all obligations and conditions that are required by this Agreement to be performed or complied with by it on or before the Closing;

(2)	认购人已获得充分的内部授权，包括获得股东会、董事会或其他内部权力机构（视情况而定）的批准，以订立本合同并完成本次交易；

All internal approvals which are required to be obtained by the Subscribers in connection with the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement shall have been obtained；

（3）公司继续为纳斯达克上市公司。

The Company continues to be listed on NASDAQ.

3.	交割

3.	Closing

3.1	公司和认购人应在本合同第2.1条和第2.2条载明的各项交割先决条件被证明得到满足或被相关方豁免之后在公司和认购人共同选定的时间按照第3条的规定完成交易（”交割”）。

The consummation of the Transaction (the “Closing”) shall take place on a date determined by the Parties after all conditions specified in Section 2.1 and Section 2.2 have been satisfied or waived, and within 5 business days after the Signing Date. The date when the Closing takes place shall be hereinafter referred to as the Closing Date (the “Closing Date”).

3.2	双方同意：

The Parties agree that:

交割日之前，如果公司发生股票合并、或股票分拆的情形，则公司有权利对约定价格根据股票合并，股票分拆的情况进行等比例调整。

Before the Closing Date, if the Company has any share consolidation (reverse stock split) or stock split, then the Company has the right to adjust the Agreed Price proportionally and accordingly.

3.3	在交割时，公司应向认购人交付以下各项文件：

At the Closing, the Company shall deliver to the Subscribers the following items:

(1)	公司股东会、董事会或其他内部权力机构（视情况而定）批准公司订立本合同以及实施本次交易的批准文件；

a copy of the resolutions of the directors of the Company approving the execution of this Agreement and the consummation of the Transaction contemplated under this Agreement;

(2)	公司出具的确认本合同第2.1条规定的先决条件已满足（或被豁免）的确认函；以及

the certificate signed by the Company certifying that the conditions set forth in Section 2.1 of this Agreement have been satisfied (or waived); and

(3)	认购人已被登记为公司股东的证明文件，该证明文件应显示认购人持有公司的普通股份。

a copy of the register of members of the Company showing the allotment and issue of the relevant number of Purchased Shares to each of the Subscribers or its nominee together with the share certificate reflecting each of the Subscribers or its nominee’s ownership of the relevant number of the Purchased Shares.

3.4	在交割时，认购人应向公司交付认购人出具的确认本合同第2.2条规定的先决条件已满足（或被豁免）的确认函。

At the Closing, the Subscribers shall deliver to the Company a certificate signed by it certifying that the conditions set forth in Section 2.2 of this Agreement have been satisfied (or waived).

4.	陈述与保证

4.	Representations and Warranties

4.1	公司于本合同签署之日向认购人陈述并保证：

The Company represents and warrants to the Subscribers as of the Signing Date:

(1)	其具有完全合法的资格和必要的权力签署本合同，行使其在本合同项下的权利并履行其在本合同项下的义务；

The Company has all requisite capacity, power and authority to execute this Agreement and perform its obligations under this Agreement;

(2)	本合同一经签署即构成对其有约束力的义务；

This Agreement shall constitute valid and legally binding obligations of the Company upon execution;

(3)	其没有从事犯罪行为或牵涉犯罪活动；

The Company is not engaged in any criminal activities;

(4)	为本次交易之目的，通过书面、口头、电子或其他方式向认购人提供的信息均是真实、准确、完整和有效的，没有重大遗漏或误导性陈述；

All information provided by the Company to the Subscribers for the consummation of the Transaction by written, oral, electronic or other means is true, accurate, complete and valid without any material omission or material misleading.

4.2	每个认购人于本合同签署之日向公司陈述并保证：

Each of the Subscribers represents and warrants to the Company as of the Signing Date:

(1)	其合法有效设立并存续，不存在任何可能导致其终止、停业、解散、清算、破产的情形或法律程序；

The Subscriber is duly incorporated and validly existing, and there is no situation or legal proceeding that may lead to its termination, suspension of business, dissolution, liquidation or bankruptcy;

(2)	其具有完全合法的资格和必要的权力签署本合同，行使其在本合同项下的权利并履行其在本合同项下的义务；

The Subscriber has all requisite capacity, power and authority to execute this Agreement and perform its obligations under this Agreement;

(3)	其签署本合同，或履行其在本合同项下的义务并不违反其订立的任何其他协议、适用于其的任何法律和法规，也不会与上述各项存在任何法律上的冲突；

The execution of this Agreement and the performance of its obligations under this Agreement will not violate or be in any conflict with any other agreement to which the Subscriber is a party, any applicable laws and regulations or its memorandum and articles of association;

(4)	其为签署本合同所需的一切必要的股东、董事会、交易所、政府部门以及任何其他方的批准、许可、同意、登记、备案或任何其他手续（因当前法律法规及有关政府部门原因无法适当取得的除外）均已适当取得和完成并且充分合法有效；

All approvals, permits, consents, registration, filings or other formalities by or with any shareholders, board of directors of the Subscriber, the stock exchanges or governmental authorities and any third party which are required to be obtained by the Company in connection with the execution of this Agreement shall have been obtained, accomplished and remain valid, except for those that cannot be properly obtained due to current laws, regulations and relevant government authorities;

(5)	Each certificate (or book-entry, as applicable) representing any of the Purchased Shares shall be endorsed with the applicable legend set forth below and any other legends required by applicable law, and the Subscriber covenants that, except to the extent such restrictions are waived in writing by the Company, it shall not transfer the securities represented by any such certificate without complying with the restrictions on transfer described in this Agreement and the legends endorsed on such certificate (or book-entry, as applicable):

THE SECURITIES REPRESENTED HEREIN HAVE BEEN OFFERED AND SOLD IN AN “OFFSHORE TRANSACTION” IN RELIANCE UPON REGULATION S AS PROMULGATED BY THE SECURITIES AND EXCHANGE COMMISSION. ACCORDINGLY, THE SECURITIES REPRESENTED HEREIN HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 (THE “SECURITIES ACT”) AND MAY NOT BE TRANSFERRED OTHER THAN IN ACCORDANCE WITH REGULATION S, PURSUANT TO REGISTRATION UNDER THE SECURITIES ACT, OR PURSUANT TO AN AVAILABLE EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT, THE AVAILABILITY OF WHICH IS TO BE ESTABLISHED TO THE SATISFACTION OF THE COMPANY. THE SECURITIES REPRESENTED HEREIN CANNOT BE THE SUBJECT OF HEDGING TRANSACTIONS UNLESS SUCH TRANSACTIONS ARE CONDUCTED IN COMPLIANCE WITH THE SECURITIES ACT.

(6)	截至签署日期和交割日期，认购人以及认购人可以指定代替认购人接收部分认购股票的每一个人都不是 Regulation S 下定义的 “U.S. Person”，并已审查并签署了附件 A 中的认证来证明这一点。

The Subscriber, and each of the persons the Subscriber may designate to receive a portion of the Purchased Shares, is, as of the Signing Date and the Closing Date, not a “U.S. person” as defined in Regulation S, and has reviewed and signed a Regulation S Certification, attached hereto as Annex One, to that effect.

(7)	本合同一经签署即构成对其有约束力的义务。

This Agreement shall constitute valid and legally binding obligations of the Subscriber upon execution.

5.	双方的承诺

5.	Covenants

5.1	认购人向公司保证，（1）认购人将尽最大商业合理的努力采取有利于公司实现在本合同项下主要权利的行为，并签署必要的文件，向公司提交其合理要求的其他资料和文件；（2）认购人不会恶意做空公司股票，或将其持有的股份处置给他人用于恶意做空公司股票。

Each of the Subscribers covenants to the Company that (1) the Subscriber shall use its best commercially reasonable efforts to take actions conducive to the realization of the Company’s principal rights under this Agreement and execute and submit the necessary documents to the Company; (2) the Subscriber shall not maliciously sell short the Company’s shares, or dispose its shares to others for maliciously selling short the Company’s shares.

6.	违约事件

6.	Default Events

6.1	任何以下事件（”违约事件”）均构成一方在本合同项下的违约事件：

Any of the following events shall constitute a default event (the “Default Event”) under this Agreement:

(1)	在本合同项下所作的任何陈述或保证在任何重大方面被证明是不真实、不准确，或是具有误导性的；

any representation or warranty made under this Agreement is proved to be untrue, inaccurate or misleading in any material respect;

(2)	违反其在本合同项下的任何承诺或义务（包括但不限于未能按时支付投资金额）。

breach of any covenant or obligation under this Agreement (including but not limited to failure to pay the Investment Amount on time).

6.2	一旦发生任何违约事件，守约方有权要求违约方赔偿与违约事件有关的任何损失，包括损害赔偿、支出的成本和费用（包括律师费）、罚款等，并有权采取其他法律许可的任何行动。

In the event of any Default Event, the non-default party shall have the right to demand compensation from the default party for any losses related to the Default Event, including damages, costs and expenses (including attorney’s fees), fines, etc., and shall have the right to take any other action permitted by laws.

7.	合同的生效、修改和解除

7.	Effectiveness, Modification and Termination of this Agreement

7.1	本合同经双方签署后生效。

This Agreement shall become effective upon execution of this Agreement by the Company and each of the Subscribers.

7.2	本合同经双方书面同意，可以修改或补充；本合同的任何修改和补充均构成本合同不可分割的一部分。

This Agreement may only be modified or supplemented with the written approval of the Company and each of the Subscribers. Any modification or supplementation shall constitute an integral part of this Agreement.

7.3	本合同在以下任一情况终止：

This Agreement shall terminate:

(1)	经双方协商一致以书面形式终止本合同的；

upon the mutual consent in writing of the Parties;

(2)	一方严重违反本合同，另一方有权书面通知违约方解除本合同；或

by any of the Subscribers, on the one hand, or the Company, on the other hand, by written notice to the other if there is a material breach of this Agreement; or

(3)	交割未按约定时间完成的，公司有权书面通知认购人解除本合同。

at the election of the Company, by written notice to the Subscribers if the Closing does not take place at the agreed date.

7.4	本合同终止或解除后，除第6条、第7条、第8条和第9条外，双方在本合同项下的所有权利和义务即时终止。除双方届时另行协商一致外，已经履行完毕的部分不再回溯；尚未履行的部分，终止履行。除本协议另有约定外，一方对其他方在本协议项下或对于本协议之解除没有其它任何索赔权利，但因解除前违反本协议而应承担的责任除外，但是，如因本协议第7.3条第（3）项原因导致本合同解除的，公司有权要求认购人支付相当于投资金额10%的违约金；如该等金额不能弥补由此给公司造成的全部损失的，认购人应向公司补足公司所遭受的一切损失。

If this Agreement is terminated pursuant to the provisions of this Section 7, except for Section 6, Section 7, Section 8, and Section 9, the rights and obligations of the Company and the Subscribers hereunder shall become void. Unless otherwise agreed by the Parties, the part that has been performed shall not be unwound and the part that has not been performed shall be ceased. Except as provided for in this Agreement, neither party shall be liable to the other for the termination of this Agreement; provided, that this does not relieve either Party hereto from liability for a breach of this Agreement prior to the date of termination, provided further, that if this Agreement is terminated pursuant to Section 7.3 (3), the Company shall be entitled to liquidated damages equivalent to 10% of the Investment Amount to be paid by the Subscribers. If such liquidated damages are lower than the losses incurred by the Company, the Subscribers shall compensate for all the losses suffered by the Company.

8.	适用法律与争议解决

8.	Governing Law and Dispute Resolution

8.1	本合同适用美国纽约州的法律并据此解释。

This Agreement shall be governed by and construed in accordance with the laws of New York, the United States.

9.	其他

9.	Miscellaneous

9.1	一方未能行使、迟延行使或部分行使其在本合同项下的任何权利、权力或补救并不构成对它们的放弃或部分放弃，亦不影响该方对该等权利、权力或补救的进一步行使或对任何其他权利、权力或补救的行使。在任何法律项下本合同任何条款之不合法、无效或不可执行不影响其在任何其他法律项下的合法性、有效性或可执行性，也不影响其他任何条款的合法性、有效性或可执行性。双方应当在合法的范围内协商确定新的条款，以保证最大限度地实现原有条款的意图。

The failure, delay or partial exercise of any Party of its rights hereunder shall not constitute a waiver of any of such rights, and shall not affect the further exercise of such rights or exercise of any other right, power or remedy entitled by such Party. In case any provision of the Agreement shall be invalid, illegal or unenforceable, the parties shall negotiate, in good faith, a substitute, valid and enforceable provision or agreement which most closely effectuates the parties’ intent in entering into this Agreement, and the validity, legality and enforceability of the remaining provisions shall not in any way be affected thereby.

9.2	本合同的全部条款及本合同本身均为保密信息，双方不应向任何第三方披露。为履行本合同之目的，在确需知晓的基础上，双方可向与履行本合同有关的高级职员、董事、雇员、代理人和专业顾问披露，但应确保该等高级、董事、雇员、代理人和专业顾问同样遵守本合同项下的保密义务，如一方的高级、董事、雇员、代理人和专业顾问违反本合同项下的保密义务，将视为该方违反本合同项下的保密义务；如果双方根据法律的要求而需要向政府、公众或者股东披露有关本合同的信息或者将本合同交至有关机构备案则属例外，但相关方应立即通知其他双方。不论本合同是否变更、解除或终止，本第9.2条均有法律效力。

All terms of this Agreement and this Agreement itself are confidential and should not be disclosed by the parties to any third party, provided, that any party (the “Disclosing Party”) hereto may disclose confidential information or permit the disclosure of confidential information (i) to its officers, directors, employees, agents and professional advisors on a need-to-know basis for the performance of its obligations in connection herewith so long as such officers, directors, employees, agents and professional advisors are subject to the confidentiality provisions herein and the breach of such officers, directors, employees, agents and professional advisors shall be deemed as the breach of the Disclosing Party and (ii) to the extent required by applicable laws to disclose the confidential information to the governmental authorities, the public or its shareholders or filed with relevant institutions, provided that such Disclosing Party shall provide the other party with prompt written notice of that fact. This Section 9.2 shall remain in force and effective regardless of whether this Agreement is modified or terminated.

9.3	本合同项下的所有通信沟通应采用书面方式，并应送达或发送至双方的如下通信地址：

All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given or made to the Company or the Subscribers to the addresses specified below:

If to the Company:
Attn:	Chen Xiaodong
Address:	7th Floor, Building C, No. 1010 Anling Road Huli District, Xiamen, China 361009
Tel:
Email:	sean@bluehatgroup.net

If to Alpha:
Attn:	Li Fengming
Address:
Tel:	(86) 137-2547-3822
Email:

If to Blue Sea:
Attn:	Cai Juanjuan
Address:
Tel:	(86) 139-2273-0157
Email:

双方在本合同生之后可以提前七（7）日发出书面通知更新上述收件人、通信地址。任何通信必须发送给指定的收件人并且含有充分的提示和/或说明，以使其一见即知与本合同下所述事项有关。如通过专人递送，该通信递交对方收件人或其代理人即视为送达；如以信件方式发送，该通信在发送以后的三（3）日视为送达；如以电子邮件方式进行的通知以邮件系统显示电子邮件发出时视为送达，该电子邮件被邮件系统退回的除外。

After the execution of this Agreement, each party may update the above recipient and address by written notice seven (7) days in advance. All notices shall be addressed to the designated recipient and contain sufficient notifications and/or instructions to make the recipient immediately aware of its relevance to this Agreement. The documents shall be conclusively deemed to have been duly delivered and received: (i) on the date when the courier delivers the above documents or notification to the designated recipient or agent when sent by courier; (ii) three (3) days after such document or notification has been posted when sent by mail; (iii) on the date when the email system indicates the email has been sent when sent by email unless the email is rejected by the email system.

9.4	双方应各自承担其在本合同下发生的任何费用或开支，包括税费、律师费用、财务顾问费用等。

Each party shall bear its own costs or expenses incurred under this Agreement, including taxes, attorney’s fees, financial adviser’s fees, etc.

9.5	本合同正本一式四（4）份，双方各持二（2）份，各份正本均具同等法律效力。

This Agreement shall be executed in four (4) counterparts, and each party shall keep two (2) copies respectively, with the same legal effect.

[以下无正文]

[The remainder of this page has been intentionally left blank.]

[《股份认购合同》公司签字页]

[Signature Page to Share Subscription Agreement - Company]

Blue Hat Interactive Entertainment Technology

Name:	Chen Xiaodong

Title:	Chairman and Chief Executive Officer

Signature Page to Share Subscription Agreement - Company

[为《股份认购合同》认购人签字页]

[Signature Page to Share Subscription Agreement – Subscribers]

Alpha Infinity Fintech Inc.

Name:

Title:

Fujian Blue Sea Resting Sun Science and Technology Limited

Name:

Title:

Signature Page to Share Subscription Agreement - Subscribers

Annex One – Regulation S Certification

(See Attached)

Exhibit A

List of Designated Persons and Shares

(see attached)

Exhibit D

Diamonds Purchase Agreements by and Among the Company, Alpha and Blue Sea

(see attached)

Exhibit E

Diamond Valuation Report of Alpha and Blue Sea

(see attached)

Exhibit F

Diamond Custody Agreements of Alpha and Blue Sea

(see attached)